THE FINITE SOLAR FINANCE FUND

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This EXPENSE LIMITATION AND REIMBURESMENT AGREEMENT (the “Agreement”) is effective as of the __ day of October, 2021, by and between THE FINITE SOLAR FINANCE FUND, a Delaware statutory trust (the “Fund”) and FINITE MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated as of October __, 2021 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s operating expenses pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.
The Adviser agrees to reduce its management fee and/or pay or otherwise bear expenses of the Fund, including those necessary or appropriate for the operation of the Fund, solely to the extent necessary to limit the Fund’s total annual operating expenses, other than Excluded Expenses (as defined below), to the annual rate of 2.00% of the average daily managed assets of the Fund. “Excluded Expenses” are:  brokerage fees and commissions; loan servicing fees; borrowing costs (such as (i) interest, including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts; (ii) commitment fees and (iii) dividends on securities sold short); taxes; indirect expenses incurred by underlying funds in which the Fund may invest; the cost of leverage; litigation and indemnification expenses; judgments; fees and expenses associated with the Fund’s independent trustees (including independent trustees legal counsel fees); and extraordinary expenses.

2.
The Adviser shall, for a period ending three years after the end of the month in which fees or expenses are waived or incurred, be entitled to recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s annual operating expense ratio (after recoupment and excluding the Excluded Expenses) to exceed the lesser of (i) the expense limitation in effect at the time the amounts were waived or incurred and (ii) the expense limitation in effect at the time the recoupment is sought.

3.
The initial term of this Agreement shall be for a two year period commencing on the date first above written (the “Initial Term”). This Agreement shall be renewed automatically for successive periods of one year after the Initial Term, unless written notice of termination is provided by the Adviser to the Fund not less than ten (10) days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts eligible for recoupment pursuant to paragraph 2 above with respect to periods prior to the date of such termination. The Board of Trustees of the Fund may terminate this Agreement at any time on not less than sixty (60) days’ prior notice to the Adviser. This Agreement may be amended at any time only with the consent of both the Adviser and the Board of Trustees of the Fund.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

THE FINITE SOLAR FINANCE FUND

By :
Name:
Title:

FINITE MANAGEMENT, LLC

By:
Name:
Title: